1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)

Date January 28, 2005	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

CONNECTED TRANSACTIONS:

FINANCIAL ASSISTANCE TO AND PROPOSED

INCREASE OF INVESTMENT IN

GUANGXI HUAYIN ALUMINUM CO., LTD.

The Company together with a connected person and an independent third party has invested in the JV Co. for the production of alumina. After completing the feasibility studies and exploration of bauxite reserves, the Company and other investors have decided, subject to obtaining the relevant governmental approvals, to increase the total investment of the JV Co..

Pending governmental approvals, the Company has in the meantime made advances to the JV Co. as working capital to the JV Co. The advancement of funds by the Company to the JV Co. is a connected transaction under the Listing Rules. Subject to obtaining the relevant governmental approvals for the proposed increase in total investment, further contribution by the Company towards the registered capital of the JV Co. will constitute connected transactions, which have to be disclosed in accordance with the disclosure requirements of the Listing Rules.

Once the proposed increase in total investment of the JV Co. has been approved by the relevant administrative authorities in the PRC, the Directors will make appropriate announcement on the capital contribution by the Company in accordance with the requirements of the Listing Rules.

The board of directors (the “Directors”) of Aluminum Corporation of China Limited (the “Company”) announces that the Company has since February 2003 invested in the setting up of an alumina project in Guangxi Autonomous Region, the PRC. After conducting preliminary research and exploration for bauxit reserves, it has been decided among the investors in the alumina project that the project shall be implemented and that the total investment of the project be increased. Particulars of the alumina project are as follows:

ESTABLISHMENT OF GUANGXI HUAYIN ALUMINUM CO., LTD.

On 18 February 2003, the Company together with Guangxi Investment (Group) Co., Ltd (“Guangxi Promoter”) and China Minmetals Non-ferrous Metals Co., Ltd. (“China Minmetals”) established Guangxi Huayin Aluminum Co., Ltd., formerly known as Guangxi Guixi Huayin Aluminum Co., Ltd. (the “JV Co.”), a limited company established under the PRC. The total investment and registered capital of the JV Co. are RMB10 million and have been contributed and fully paid up as to 34% by Guangxi Promoter, 33% by the Company and 33% by China Minmetals. The scope of business of the JV Co. is, among other things, to research into the feasibility of establishing an alumina project with an estimated initial annual production capacity of 800,000 tonnes, to explore for bauxite in Guixi region and to apply for all necessary approvals and licences from the relevant administrative authorities, upon confirmation of such reserves.

PROPOSAL TO INCREASE THE REGISTERED CAPITAL OF THE JV CO.

On 16 January 2004, at a meeting of the shareholders of the JV Co., it was resolved that, subject to approval by the relevant administrative authorities:

(1)	the total investment of the JV Co. be increased to RMB668 million, which is to be contributed by the shareholders proportionate to their equity interests in the JV Co., that is, as to RMB227.12 million by Guangxi Promoter, RMB220.44 million by the Company and 220.44 million by China Minmetals;

(2)	the planned annual production capacity of the alumina project be increased from the initial planned capacity of 0.8 million tonnes to 1.6 million tonnes per annum; and

(3)	the working capital for phase I of the revised alumina project should be RMB250 million, in which RMB150 million should be advanced by way of cash by the shareholders on a pro rata basis. The difference in the sum of RMB100 million should be raised by external financings to be guaranteed by the shareholders on a pro rata basis, that is, as to RMB34 million by Guangxi Promoter, RMB33 million by the Company and RMB33 million by China Minmetals.

In the meantime and pursuant to the same shareholders’ resolutions on 16 January 2004, each of Guangxi Promoter, China Minmetals and the Company advanced RMB51 million, RMB49.5 million and RMB49.5 million, respectively, to the JV Co. as part of their contributions to the working capital. The Company made the advancement of RMB49.5 million by three payments, the first of such payment was made in February 2004 and the last payment in April 2004.

As at the date of this announcement, the governmental approvals have not yet been granted and no steps have been taken to increase the total investment or to convert the advances made as capital contributions to the JV Co..

LISTING RULES IMPLICATIONS

In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the following persons are connected persons of the Company: (1) Guangxi Promoter (formerly known as Guangxi Development and Investment Co., Ltd. ) by reason of its being a promoter of the Company; and (2) the JV Co. by reason of its equity being held as to 34% by Guangxi Promoter. In addition, the JV Co. is an associate of Guangxi Promoter under the Listing Rules. Pursuant to the Listing Rules, transactions between Guangxi Promoter, its associate or the JV Co. and the Company are connected transactions.

FORMATION OF THE JV CO. AS AN EXEMPT CONNECTED TRANSACTION

The formation of the JV Co. in February 2003 between the Company and Guangxi Promoter was a de minimus connected transaction which is exempted from disclosure pursuant to the then Rule 14.24(5)(b) of the Listing Rules. The previous board of Directors (including the independent non-executive Directors) of the Company was of the view that the formation of the JV Co. was in the interest of the Company and the agreement was entered into upon normal commercial terms.

ADVANCEMENT OF FUNDS AS WORKING CAPITAL

The advancement of an aggregate of RMB49.5 million by the Company to the JV Co. as working capital was made by the Company by three payments, the first of such payment was made in February 2004. The making of advances by the Company to the JV Co. constituted financial assistance by the Company for the benefit of the JV Co.. However, as the financial assistance was provided in proportion to the Company’s equity in the JV Co., the Company is of the view that such transaction was an exempt connected transactions for the purposes of then Rule 14.25(2)(b) of the Listing Rules.

PROPOSED INCREASE IN THE REGISTERED CAPITAL OF THE JV CO.

Subject to approvals by the relevant administrative authorities, the total investment of the JV Co. will be increased from RMB10 million to RMB668 million with the existing shareholders including the Company contributing to the proposed increase on a pro rata basis. Approvals by the relevant authorities are still pending. The Company intends to convert its advances as part of its capital contribution to the JV Co..

Subject to approvals by the relevant administrative authorities of the proposed increase in total investment of the JV Co. and according to the Listing Rules, conversion of the advancement paid by the Company as capital contribution and any further contribution by the Company to the JV Co. are connected transactions which have to be disclosed in accordance with the requirements of the Listing Rules. Approvals by the relevant administrative authorities for the increase in total investment are still pending. The Directors will make appropriate announcement once the relevant approvals have been obtained and will comply with the disclosure requirement of the Listing Rules.

GENERAL

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (non-executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo, Mr. Kang Yi (independent non-executive Directors).

Made by the order of the Board of the Company the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of

Aluminum Corporation of China Limited

Liu Qiang

Board Secretary

Beijing 27 January 2005

*	For identification only.